Exhibit 99.5

Hello Everyone,

My name is Zack Markase with the operations team here at Masterworks.

Today we look forward to bring you xIxnxfxixnxixtxyx-xNxextxsx x (xQxFxCxDxAx) x, by the prolific artist, Yayoi Kusama.

Yayoi Kusama is one of the most iconic artists living today. Since the 1950s, Kusama has worked actively in various media, including performance, painting, sculpture and immersive installations.

Her market boasts a 25.1% Annual Record Price Growth rate based on data from selected sales occurring from October 1992 to December 2022, and her top auction record is currently $10.5 million based on the sale of an early xIxnxfxixnxixtxyx-xNxextx on May 18, 2022.

The Painting, executed in 2017, is a vibrant, medium-scale example from Yayoi Kusama’s iconic “xIxnxfxixnxixtxyx xNxextxsx” series, which features a field of repetitive crimson loops on a stark, black ground.

So why do we like this painting? Three reasons:

One: As of December 1, 2022 the market for Yayoi Kusama has a Sharpe Ratio of 1.33, the fifth highest of any artist tracked at Masterworks.

Two: We believe this work has good upside potential with a similar sales appreciation rate of 23.2% since 2005.

Three: And while not a guarantee of future Kusama returns, to date, Masterworks has exited an xIxnxfxixnxixtxyx xNxextx offering from Kusama with an Annualized Return (net of all costs and fees) of 17.6%.

Thank you for joining us, and we look forward to bringing you this excellent work by Yayoi Kusama.